23 July 2026

RESULTS FOR THE SIX MONTHS TO 30 JUNE 2026

RELX, the global provider of information-basedanalytics and decision tools, reports results for the first half of 2026 and reaffirms the full year outlook.

➢
4,499m (£4,499m), underlying growth +8%
➢
1,486m (£1,486m), underlying growth +16%
➢
56.2p (56.2p), constant currency growth +14%
➢
1,308m (£1,308m)
➢
46.0p (46.0p)
➢
17.0p (17.0p) +8%
➢
2.2x; adjusted cash flow conversion 95%
➢
two acquisitions for a total consideration of £111m
➢
550m share buyback

➢

First half highlights

➢
Revenue £4,871m (£4,741m), underlying growth +7%
➢
Adjusted operating profit £1,727m (£1,652m), underlying growth +9%
➢
Adjusted EPS 68.6p (63.5p), constant currency growth +11%
➢
Reported operating profit £1,585m (£1,490m)
➢
Reported EPS 65.7p (52.9p)
➢
Interim dividend 20.9p (19.5p) +7%
➢
Net debt/EBITDA 2.3x; adjusted cash flow conversion 98%
➢
Completed two acquisitions for a total consideration of £103m
➢
Completed £1,750m of the previously announced £2,250m share buyback

Full year outlook

➢We continue to see positive momentum across the group, and we expect another year of strong underlying growth in revenue and adjusted operating profit, as well as strong growth in adjusted earnings per share on a constant currency basis

Chief Executive Officer, Erik Engstrom, commented:

“RELX delivered strong underlying revenue and profit growth and strong new sales in the first half of 2026: continued strong growth in Risk; a step up in growth in Scientific, Technical & Medical; a further step up in growth in Legal; and strong ongoing growth in Exhibitions.”

“Our improving long-term growth trajectory continues to be driven by the ongoing shift in business mix towards higher growth analytics and decision tools that deliver enhanced value to our customers. We continue to develop these products by leveraging deep customer understanding to combine our unique content and comprehensive data sets with advanced technologies.”

“The ongoing evolution of artificial intelligence is enabling us to add more value to our customers, to develop and launch higher value-add products at a faster pace, and continue to manage cost growth below revenue growth. This evolution has been a key driver of our business for well over a decade, and will remain a key driver of customer value and growth in our business for many years to come.”

ENQUIRIES:	Paul Sullivan (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

RELX 2026 I Interim Results  2

Operating and financial review

Revenue £4,871m (£4,741m); underlying growth +7%.

Adjusted operating profit £1,727m (£1,652m); underlying growth +9%: Continuous process innovation to manage cost growth below revenue growth led to an improvement in the group adjusted operating margin to 35.5% (34.8%).

Reported operating profit £1,585m (£1,490m): Reported operating profit includes amortisation of acquired intangible assets of £118m (£123m).

Adjusted profit before tax £1,589m (£1,515m): The adjusted net interest expense was £138m (£137m). The average interest rate on gross debt was 3.6% (4.1%).

Reported profit before tax £1,523m (£1,283m). Reported net interest was £105m (£210m).

Tax: The adjusted tax charge was £362m (£341m). The adjusted effective tax rate was 22.8% (22.5%). The reported tax charge was £348m (£304m).

Adjusted EPS 68.6p (63.5p); constant currency growth +11%.

Reported EPS 65.7p (52.9p).

Dividend: We are declaring an interim dividend of 20.9p (19.5p), an increase of +7%.

Portfolio development: In the first half of 2026 we completed two acquisitions for a total consideration of £103m, and one small disposal.

Net debt/EBITDA 2.3x (2.2x): Net debt at 30 June 2026 was £8,733m (£7,443m). Adjusted cash flow conversion was 98% (100%).

Share buybacks: Of the previously announced £2,250m share buyback, £1,750m was completed in the first half. A further £100m has been completed since 1 July, and the remaining £400m will be deployed before the end of the year.

Corporate responsibility: RELX retains a AAA MSCI ESG rating which it has held for eleven consecutive years, is ranked in the top 1% of over 14,000 companies globally by Sustainalytics, and is a constituent of the FTSE4Good Index Series.

RELX 2026 I Interim Results  3

Operating and financial review

RELX FINANCIAL SUMMARY

	Six months ended 30 June
Adjusted figures	2025 GBPm	2026 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	4,741	4,871	+3%	+5%	+7%
EBITDA	1,908	1,992
Operating profit	1,652	1,727	+5%	+7%	+9%
Operating margin	34.8%	35.5%
Net interest expense	(137)	(138)
Profit before tax	1,515	1,589
Tax charge	(341)	(362)
Net profit attributable to shareholders	1,171	1,225
Cash flow	1,652	1,691
Cash flow conversion	100%	98%
Earnings per share	63.5p	68.6p	+8%	+11%

Reported figures	2025 GBPm	2026 GBPm	Change in GBP
Revenue	4,741	4,871	+3%
Operating profit	1,490	1,585	+6%
Net interest expense	(210)	(105)
Profit before tax	1,283	1,523
Tax charge	(304)	(348)
Net profit attributable to shareholders	976	1,173
Net margin	20.6%	24.1%
Cash generated from operations	1,858	1,967
Net debt	7,443	8,733
Earnings per share	52.9p	65.7p	+24%

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Underlying revenue growth rates are calculated at constant currency, and exclude revenue from acquisitions until twelve months after purchase, revenue of disposals and assets held for sale, print and print-related revenue, exhibition cycling, and timing effects. Underlying adjusted operating profit growth rates are calculated on the same basis except that they do not exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2025 full-year average and hedge exchange rates. Some figures and sub-totals may add up to slightly different amounts than the totals due to rounding. Reconciliations of alternative performance measures are provided on pages 30 and 31.

Disclaimer regarding forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others: regulatory and other changes regarding the collection or use of personal data; changes in law and legal interpretation affecting our intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; research integrity issues or changes in the payment model for our scientific, technical and medical research products; competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; compromises of our cybersecurity systems or other unauthorised access to our databases; changes in economic cycles, trading relations, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; failure of third parties to whom we have outsourced business activities; significant failure or interruption of our systems; our inability to retain high-quality employees and management; changes in tax laws and uncertainty in their application; exchange rate fluctuations; adverse market conditions or downgrades to the credit ratings of our debt; changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities; breaches of generally accepted ethical business standards or applicable laws; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

RELX 2026 I Interim Results  4

Operating and financial review

BUSINESS AREA ANALYSIS

	Six months ended 30 June
	2025 GBPm	2026 GBPm	Change in GBP	Change at constant currency	Underlying growth
REVENUE
Risk	1,748	1,810	+4%	+7%	+8%
Scientific, Technical & Medical	1,323	1,370	+4%	+6%	+6%
Legal	900	959	+7%	+9%	+10%
Exhibitions	581	575	-1%	+1%	+6%
Print & print-related activities	189	157
RELX Group	4,741	4,871	+3%	+5%	+7%
ADJUSTED OPERATING PROFIT
Risk	660	697	+6%	+9%	+10%
Scientific, Technical & Medical	491	519	+6%	+8%	+8%
Legal	188	208	+11%	+12%	+13%
Exhibitions	234	226	-3%	-1%	+2%
Print & print-related, and unallocated costs	79	77
RELX Group	1,652	1,727	+5%	+7%	+9%

Changes in RELX Group revenue and adjusted operating profit in GBP and at constant currency include print and print-related. Underlying revenue growth rates are calculated at constant currency, and exclude revenue from acquisitions until twelve months after purchase, revenue of disposals and assets held for sale, print and print-related revenue, exhibition cycling, and timing effects. Underlying adjusted operating profit growth rates are calculated on the same basis except that they do not exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2025 full-year average and hedge exchange rates. Some figures and sub-totals may add up to slightly different amounts than the totals due to rounding.

RELX 2026 I Interim Results  5

Operating and financial review

Risk

	Six months ended 30 June
	2025 GBPm	2026 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	1,748	1,810	+4%	+7%	+8%
Adjusted operating profit	660	697	+6%	+9%	+10%
Adjusted operating margin	37.8%	38.5%

Strong fundamentals continuing to drive underlying revenue growth.

Underlying revenue growth of +8%. Strong growth continues to be driven across segments by our deeply embedded, AI-enabled analytics and decision tools leveraging our unique contributory and proprietary datasets.

Underlying adjusted operating profit growth of +10%, leading to an increase in adjusted operating margin.

In Business Services, strong growth continues to be driven by Financial Crime Compliance and digital Fraud & Identity solutions, and strong new sales. We continue to expand our extensive, differentiated data assets, build out our global fraud infrastructure, and more deeply integrate advanced authentication and behavioural intelligence, to address the increasing complexity of risk decisioning for customers worldwide.

In Insurance, strong growth continues to be driven by the further innovation and adoption of contributory databases and market specific solutions, and strong new sales. We continue to extend our products across the insurance continuum, and across insurance lines, while adding data sources and analytics to enhance value for customers.

Specialised Industry Data Services continues to be driven by Commodity Intelligence, and Government continues to be driven by analytics and decision tools.

Full year outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

RELX 2026 I Interim Results  6

Operating and financial review

Scientific, Technical & Medical

	Six months ended 30 June
	2025 GBPm	2026 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	1,323	1,370	+4%	+6%	+6%
Adjusted operating profit	491	519	+6%	+8%	+8%
Adjusted operating margin	37.1%	37.9%

Improving underlying revenue growth driven by continued development of analytics and tools.

Underlying revenue growth of +6%. The step up to strong growth is driven by the evolution of the business mix towards higher growth, higher value analytics and decision tools, supported by the increasing pace of new product introductions, and strong new sales.

Underlying adjusted operating profit growth of +8%, resulting in an increase in adjusted operating margin.

In Databases, Tools & Electronic Reference, strong growth continues to be driven by higher value-add solutions, with continued rollout, adoption and usage growth of our AI-enabled tools, such as Scopus AI and Sherpath AI. We continue to expand our solution sets, built on industry-leading trusted content, with a series of new releases including our research-grade AI workspace, LeapSpace, which has been positively received by customers.

In Primary Research, good growth continues to be driven by volume growth, with article submissions growing very strongly across the portfolio.

Full year outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

RELX 2026 I Interim Results  7

Operating and financial review

Legal

	Six months ended 30 June
	2025 GBPm	2026 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	900	959	+7%	+9%	+10%
Adjusted operating profit	188	208	+11%	+12%	+13%
Adjusted operating margin	20.9%	21.7%

Further improvement in underlying revenue growth driven by AI-enabled legal analytics and tools.

Underlying revenue growth of +10%, a further step up in growth from full year 2025. Strong growth continues to be driven by the shift in business mix towards higher growth, higher value legal analytics and tools.

Underlying adjusted operating profit growth of +13%, leading to a further improvement in adjusted operating margin.

In Law Firms & Corporate Legal, double-digit growth is being driven by the continued adoption of our core AI-enabled legal research and analytics platform with its integrated agentic legal assistant (Lexis+ with Protégé). We continue to release new functionality and tools, including Protégé Work, integrating additional skills and capabilities into our core platform with its comprehensive, verified legal content, increasing the value-add of our trusted legal AI.

Government & Academic and News & Business continue to be driven by the further extension of analytics and decision tools.

Renewals and new sales are strong across all key segments.

Full year outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

RELX 2026 I Interim Results  8

Operating and financial review

Exhibitions

	Six months ended 30 June
	2025 GBPm	2026 GBPm	Change in GBP	Change at constant currency	Underlying growth
Revenue	581	575	-1%	+1%	+6%
Adjusted operating profit	234	226	-3%	-1%	+2%
Adjusted operating margin	40.3%	39.3%

Continued strong underlying revenue growth.

Underlying revenue growth of +6%, reflecting the strong ongoing growth profile of our event portfolio, slightly moderated by some travel disruption. Reported revenue reflects event cycling and timing, including the rescheduling of some events to the second half.

First half underlying adjusted operating profit growth and margin also reflect these cycling and timing effects.

We continue to make good progress on value-enhancing digital initiatives, with increased usage of our growing range of digital tools for both exhibitors and attendees at our face-to-face events.

Full year outlook: Aside from uncertainty around remaining events in the Middle East, we continue to expect strong underlying revenue growth with an improvement in adjusted operating margin over the prior full year.

RELX 2026 I Interim Results  9

Operating and financial review

Revenue

Group underlying revenue growth in the first half was 7%, with all four business areas contributing to underlying growth. There was continued strong growth in Risk, a step up in growth in Scientific, Technical & Medical, a further step up in growth in Legal and strong ongoing growth in Exhibitions. Performance of the business areas is discussed further on pages 5 to 8.

Print and print-related revenue declined in the first half to £157m (2025: £189m).

Disposals, exhibition cycling and timing effects and the decline in revenue from print and print-related activities all combined to reduce group revenue by 2%. The impact of currency movements was to reduce group revenue growth in GBP by 2%. Total revenue was £4,871m (2025: £4,741m).

Profit

Group underlying growth in adjusted operating profit in the first half was 9%, with growth in each business area ahead of revenue growth other than Exhibitions which was impacted by the rescheduling of some events to the second half. Performance of the business areas is discussed further on pages 5 to 8.

The adjusted operating profit from print and print-related activities reduced to £78m (2025: £84m).

Disposals and the reduction in profit contribution from print and print-related activities combined to reduce group adjusted operating profit by 2%. Currency effects decreased adjusted operating profit in GBP by 2%. Total adjusted operating profit was £1,727m (2025: £1,652m).

The overall adjusted operating margin improved by 0.7 percentage points to 35.5% (2025: 34.8%), driven by the underlying performance. EBITDA margin also improved, by 0.7 percentage points, to 40.9% (2025: 40.2%).

Reported operating profit was £1,585m (2025: £1,490m) up 6%.

Adjusted net interest expense was £138m (2025: £137m), with higher debt balances offset by average interest rates being lower than the prior period at 3.6% (2025: 4.1%).

Adjusted profit before tax was £1,589m (2025: £1,515m), up 5%. Reported profit before tax was £1,523m (2025: £1,283m) up 19%, including the benefit of gains on disposals.

The adjusted net interest expense and adjusted profit before tax exclude a gain of £31m (2025: charge of £68m) for the mark-to-market movement on cross-currency interest rate swaps entered into as a hedge of foreign currency exposures, but for which hedge accounting cannot be applied. They also exclude the net pension financing credit of £1m (2025: charge of £5m).

The amortisation charge in respect of acquired intangible assets was £118m (2025: £123m). Acquisition and disposal related items were £15m (2025: £32m).

The adjusted tax charge was £362m (2025: £341m). The adjusted effective tax rate was 22.8% (2025: 22.5%).

The adjusted tax charge excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on

RELX 2026 I Interim Results  10

Operating and financial review

those items. Adjusted operating profit from joint ventures and associates is grossed up for our equity share of interest and taxation.

The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on profitability is expected.

The reported tax charge was £348m (2025: £304m), including tax associated with the amortisation of acquired intangible assets, fair value movements, disposals and other non-operating items.

The adjusted net profit attributable to shareholders was £1,225m (2025: £1,171m), up 7% at constant currency and up 5% after currency movements. Adjusted earnings per share was up 11% at constant currency, and after changes in exchange rates was up 8% to 68.6p (2025: 63.5p).

The reported net profit attributable to shareholders was £1,173m (2025: £976m). Reported earnings per share was 65.7p (2025: 52.9p).

Cash flows

	Six months ended 30 June
	2025	2026
	GBPm	GBPm
Conversion of adjusted operating profit into cash
Adjusted operating profit	1,652	1,727
Depreciation and other amortisation	256	265
EBITDA	1,908	1,992
Capital expenditure	(255)	(292)
Repayment of lease principal (net)*	(21)	(16)
Working capital and other items	20	7
Adjusted cash flow	1,652	1,691
Adjusted cash flow conversion	100%	98%

*Net of sublease receipts

Adjusted cash flow was £1,691m (2025: £1,652m), up 2% compared with the prior period. The rate of conversion of adjusted operating profit to adjusted cash flow was 98% (2025: 100%).

Capital expenditure was £292m (2025: £255m), including £280m (2025: £243m) in respect of capitalised development costs, reflecting sustained investment in new products. Capital expenditure was 6.0% (2025: 5.4%) of revenue and excludes pre-publication costs of £54m (2025: £46m) that were capitalised as current assets and principal lease repayments of £16m (2025: £21m). Depreciation and other amortisation charged within adjusted operating profit was £265m (2025: £256m). This includes amortisation of internally developed intangible assets of £193m (2025: £173m) and depreciation of property, plant and equipment of £12m (2025: £14m) which combined represent 4.2% (2025: 3.9%) of revenue.

RELX 2026 I Interim Results  11

Operating and financial review

	Six months ended 30 June
	2025	2026
	GBPm	GBPm
Free cash flow
Adjusted cash flow	1,652	1,691
Interest paid (net)	(144)	(166)
Cash tax paid*	(300)	(342)
Acquisition and disposal related items	(62)	(20)
Free cash flow before dividends	1,146	1,163
Ordinary dividends	(824)	(851)
Free cash flow post dividends	322	312

* Net of cash tax relief on acquisition and disposal related items and including cash tax impact of disposals.

	Six months ended 30 June
	2025	2026
	GBPm	GBPm
Reconciliation of net debt
Net debt at 1 January	(6,563)	(7,201)
Free cash flow after dividends	322	312
Acquisitions: total consideration	(262)	(103)
Disposals: total consideration	11	62
Share repurchases	(1,000)	(1,750)
Purchase of shares by the Employee Benefit Trust	(75)	(60)
Fair value movements on cross-currency interest rate swaps not designated as hedges	(68)	31
Other*	(16)	(76)
Currency translation	208	52
Movement in net debt	(880)	(1,532)
Net debt at 30 June	(7,443)	(8,733)

* Includes share option exercise proceeds, leases and timing effects of acquisitions, disposals and transactions with non-controlling interests.

Total consideration on acquisitions completed in the period was £103m (2025: £262m). Cash spent on acquisitions was £118m (2025: £240m) reflecting timing of deferred consideration for past and current year acquisitions. Cash spent on venture capital investments was £26m (2025: £23m). Total consideration from disposals completed in the period was £62m (2025: £11m). Net cash inflow from disposals was £54m (2025: £4m).

Share repurchases in the first half were £1,750m (2025: £1,000m). Further details are provided below. Proceeds from the exercise of share options were £7m (2025: £17m).

Debt

Net debt at 30 June 2026 was £8,733m, an increase of £1,532m since 31 December 2025, as explained in the table above. The majority of our borrowings are denominated in US dollars and euros. In US dollars, net debt at 30 June 2026 was $11,615m, an increase of $1,894m since 31 December 2025. As the US dollar was stronger against the euro at 30 June 2026 compared to 31 December 2025, currency effects decreased net debt in US dollars. Excluding currency translation effects, net debt increased by £1,584m when expressed in sterling and by $2,140m when expressed in US dollars.

Gross debt of £8,906m (31 December 2025: £7,267m) is comprised of bank and bond borrowings of £8,787m (31 December 2025: £7,170m) and lease liabilities of £119m (31 December 2025: £97m). The fair value of derivative liabilities designated as hedging instruments was £73m (31 December 2025: £60m), the fair value of cross-currency interest rate swap assets not designated as hedging instruments was £26m (31 December 2025: liabilities of £5m) and cash and cash equivalents totalled £220m (31 December 2025: £131m). In aggregate, these give the net debt figure of £8,733m (31 December 2025: £7,201m).

RELX 2026 I Interim Results  12

Operating and financial review

As at 30 June 2026, gross bank and bond borrowings had a weighted average life remaining of 3.7 years and a total of 54% of them were at fixed rates, after taking into account interest rate derivatives. The ratio of net debt (including pensions) to EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) for the twelve months to 30 June 2026 was 2.3x (31 December 2025: 2.0x), calculated in US dollars.

At 30 June 2026, there was a net positive pension accounting balance (pension assets less pension obligations) of £87m (31 December 2025: £43m).

Liquidity

In June 2026, EUR denominated term debt was issued of €750m with a fixed coupon of 3.25% and a maturity of 3 years and €750m with a fixed coupon of 3.75% and a maturity of 8 years. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements. The Group has access to committed bank facilities aggregating c.$4.1bn, with $3.5bn of these facilities maturing in November 2030 with the option to extend for two years. These facilities provide security of funding for short-term debt, and remain undrawn.

Alternative performance measures

RELX uses a range of alternative performance measures (APMs) in the reporting of financial information, which are not defined by generally accepted accounting principles (GAAP) such as IFRS. These APMs are used by the Board and management as they believe they provide relevant information in assessing the Group’s performance, position and cash flows, enable investors to track more clearly the core operational performance of the Group, and provide a clear basis for assessing RELX’s ability to raise debt and invest in new business opportunities.

Management also uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business areas. These measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. Reconciliation of alternative performance measures is shown on pages 30 and 31.

Dividends and share repurchases

The interim dividend declared by the Board is 20.9p per share, an increase of 7%. The dividend policy of RELX PLC is, over the longer term, to grow dividends broadly in line with adjusted earnings per share, paying out approximately half of adjusted earnings in dividends each year.

During the first half of 2026, a total of 69.2m RELX PLC shares were repurchased at an average price of 2,529p. Total consideration for these repurchases was £1,750m (2025: £1,000m). A further £60m (2025: £75m) of shares were purchased by the Employee Benefit Trust. As at 30 June 2026, total shares in issue, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,749.8m. As at 22 July, a further 4.1m shares have been repurchased since 1 July 2026.

RELX 2026 I Interim Results  13

Operating and financial review

Corporate responsibility

We have set meaningful corporate responsibility objectives on our unique contributions to society, as well as sustainability issues more broadly, aligned with the United Nations Sustainable Development Goals (SDGs) to help advance this global agenda by 2030.

In 2026, our public corporate responsibility objectives include:

-	Deploying financial inclusion flagship models which allow lenders to more easily detect fraud and other high-risk consumer behaviour, increasing access to credit for those that might otherwise be excluded – in support of SDG 10 (Reduced Inequalities)
-	Launching the Elsevier Foundation-Lancet Evidence to Impact Awards to advance projects that bridge research and real-world health solutions in low- and middle-income countries – in support of SDG 3 (Good Health and Well-Being), SDG 10 (Reduced Inequalities) and SDG 13 (Climate Action)
-	Continued expansion of products and applications covered by independent third-party data privacy and security assessments – in support of SDG 16 (Peace, Justice and Strong Institutions)
-	Updating the RELX Responsible AI Principles to keep pace with evolving technology – in support of SDG 8 (Decent Work and Economic Growth)
-	Increasing the number of signatories to the RELX Supplier Code of Conduct and using audits to ensure continuous improvement in supplier performance and compliance – in support of SDG 8 (Decent Work and Economic Growth)

To progress our unique contributions in the year to date, we have increased content on the free RELX SDG Resource Centre with a number of special collections, including for Earth Day, World Water Day and the 2026 RELX SDG Inspiration Day, which focused on climate action and brought together more than 1,100 investors, employees, government representatives, corporate peers, youth and other stakeholders from more than 100 countries.

We are currently ranked in the top 1% across all companies in Sustainalytics and have maintained a AAA sustainability rating with MSCI for an 11th consecutive year.

Key corporate responsibility data can be found on page 36 of the 2025 Annual Report available on our website at www.relx.com. In addition, our Sustainability Statement aligned with the EU Corporate Sustainability Reporting Directive and Taskforce on Climate-related Financial Disclosure can be found from page 208 of the 2025 Annual Report.

RELX 2026 I Interim Results  14

Principal and emerging risks

The Audit Committee and Board have considered the principal and emerging risks which could affect RELX PLC for the financial year as summarised below.

Data privacy

In the course of our business, we process personal data from customers, end users, employees and other sources. Certain business areas rely extensively upon content that includes personal data from public records, governmental authorities, publicly available information and media, and other information companies, including competitors. Changes in data privacy legislation, regulation, and/or enforcement could impact our ability to collect and use personal data, potentially affecting the availability and effectiveness of our products.  Failure or perceived failure, by us, our customers or suppliers, to comply with requirements for proper collection, use, sharing, storage, transfer and other processing of personal data may damage our reputation, divert time and effort of management and other resources, increase cost of operations, and expose us to risk of loss, fines and penalties, litigation, and increased regulation.

Intellectual property rights

Our products and services include and utilise intellectual property and we rely on our commercial agreements as well as trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. Such intellectual property laws are subject to national legislative initiatives, cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate that could weaken such protections. There is a risk that our proprietary rights and copyright protections could be infringed or circumvented, including by companies leveraging technology tools and AI, which may impact demand for and pricing of our products and services.

Geopolitical, economic and market conditions

Demand for our products and services, and our ability to operate internationally, may be adversely impacted by geopolitical, economic and market conditions beyond our control. These include acts of war and civil unrest; political conflicts and tensions; international sanctions; economic cycles; the impact of the effect of changes in inflation and interest rates in major economies; trading relations between the United States, Europe, China and other major economies; as well as levels of government and private funding for our markets.

Evolution of primary research publishing

Maintaining quality and integrity in primary scientific research is core to our Scientific, Technical & Medical (STM) business. There is a risk that we may not detect some erroneous or fraudulent research papers that are submitted to our journals. In addition, payment models in scientific research publishing are evolving, with ‘pay-to-publish’ (commonly referred to as Open Access) becoming a larger share relative to ‘pay-to-read’. Rapid changes in customer choice, regulation, or technologies in this area could impact the revenue mix and growth in primary publishing.

RELX 2026 I Interim Results  15

Principal and emerging risks

Customer demand for our products

Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. We operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to technological innovations, including advances in artificial intelligence, workflow tools, legislative and regulatory changes and other factors. While we leverage technological evolution to increase the value of our proprietary data assets and deeply embedded analytics, failure to anticipate and quickly adapt to these changes, enhance the value of our solutions, or effectively integrate evolving technologies, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in higher value-add information-based analytics and decision tools.

Acquisitions

We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth, accelerated product development or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill or intangibles.

Cybersecurity

Our businesses maintain and use online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware, malware, phishing and other social engineering attacks on us or our third-party service providers.

Our cybersecurity measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security or integrity of the data we maintain or may disrupt our systems. Failures of our cybersecurity measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently (including automated tools such as generative-AI assisted) and may not be known until launched against us or our third-party service providers we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

Face-to-face events

Face-to-face events are susceptible to economic cycles, changes in trading relations, communicable diseases, severe weather events and other natural disasters, terrorism and availability of venues. Each or any of these may impact our ability to hold face-to-face events, and exhibitors’ and visitors’ desire and ability to travel in person to events. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.

Supply chain dependencies

Our organisational and operational structures depend on suppliers including outsourced and offshored functions, as well as cloud service, software, and large language model providers. Poor performance, failure or breach of third parties to whom we have contracted could adversely affect our business performance, reputation and financial condition.

RELX 2026 I Interim Results  16

Principal and emerging risks

We source content to enable information solutions for our professional customers. The disruption or loss of data sources, either because of regulations, or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information and our ability to communicate, offer or make such information available or useful to our customers.

Technology and business resilience

Our businesses are dependent on electronic platforms and networks, including third-party data centres, cloud providers, network systems and the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks, power sources or supporting infrastructure experience a significant failure or interruption.

Talent

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate, develop, and retain a diverse population of skilled employees and management. We compete globally and across business sectors for diverse, talented management and skilled individuals, particularly those with technology, data analytics and artificial intelligence capabilities. An inability to recruit, motivate or retain key employees with the right overall mix of skills, or to develop capabilities in emerging technologies, such as AI, at an appropriate pace could adversely affect our business performance.

Tax

Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. Tax laws and tax rates that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

Treasury

The RELX PLC consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the Euro and the Yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short- and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

Pensions

We primarily operate defined contribution pension schemes around the world, but also have legacy defined benefit pension schemes in the United Kingdom and the United States. The UK defined benefit pension scheme has been closed to new hires since 2010 and will close to future benefit accruals in 2027. The US defined benefit pension scheme closed to future accruals in 2019.  The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.

RELX 2026 I Interim Results  17

Principal and emerging risks

Ethics

As a global provider of professional information solutions we, our employees, major suppliers and partners are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, data protection, use of artificial intelligence, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation, and financial condition.

RELX 2026 I Interim Results  18

Condensed consolidated financial information

Condensed consolidated income statement

Year ended 31 December			Six months ended 30 June
2025			2025	2026
GBPm		Note	GBPm	GBPm
9,590	Revenue	2	4,741	4,871
(3,233)	Cost of sales		(1,600)	(1,631)
6,357	Gross profit		3,141	3,240
(1,511)	Selling and distribution costs		(728)	(766)
(1,863)	Administration and other expenses		(950)	(915)
44	Share of results of joint ventures and associates		27	26
3,027	Operating profit		1,490	1,585
12	Finance income		9	4
(298)	Finance costs		(219)	(109)
(286)	Net finance costs		(210)	(105)
9	Disposals and other non-operating items		3	43
2,750	Profit before tax		1,283	1,523
(726)	Current tax		(323)	(331)
54	Deferred tax		19	(17)
(672)	Tax charge	7	(304)	(348)
2,078	Net profit for the period		979	1,175
	Attributable to:
2,065	Shareholders		976	1,173
13	Non-controlling interests		3	2
2,078	Net profit for the period		979	1,175

Year ended 31 December			Six months ended 30 June
2025	Earnings per share		2025	2026
112.6p	Basic earnings per share	3	52.9p	65.7p
112.0p	Diluted earnings per share	3	52.6p	65.4p

Summary financial information is presented in US dollars on pages 32 and 33.

RELX 2026 I Interim Results  19

Condensed consolidated financial information

Condensed consolidated statement of comprehensive income

Year ended 31 December			Six months ended 30 June
2025			2025	2026
GBPm		Note	GBPm	GBPm
2,078	Net profit for the period		979	1,175
	Items that will not be reclassified to profit or loss:
5	Actuarial gains on defined benefit pension schemes	6	1	38
(3)	Tax on items that will not be reclassified to profit or loss		-	(9)
2	Total items that will not be reclassified to profit or loss		1	29
	Items that may be reclassified subsequently to profit or loss:
(438)	Exchange differences on translation of foreign operations		(515)	165
55	Fair value movements on cash flow hedges		59	5
(36)	Transfer to profit from cash flow hedge reserve		(17)	(23)
(5)	Tax on items that may be reclassified to profit or loss		(10)	5
(424)	Total items that may be reclassified to profit or loss		(483)	152
(422)	Other comprehensive (loss)/income for the period		(482)	181
1,656	Total comprehensive income for the period		497	1,356
	Attributable to:
1,643	Shareholders		494	1,354
13	Non-controlling interests		3	2
1,656	Total comprehensive income for the period		497	1,356

RELX 2026 I Interim Results  20

Condensed consolidated financial information

Condensed consolidated statement of cash flows

Year ended 31 December			Six months ended 30 June
2025			2025	2026
GBPm		Note	GBPm	GBPm
	Cash flows from operating activities
3,735	Cash generated from operations	5	1,858	1,967
(274)	Interest paid (including lease interest)		(152)	(170)
13	Interest received		8	4
(638)	Tax paid (net)		(300)	(342)
2,836	Net cash from operating activities		1,414	1,459
	Cash flows from investing activities
(260)	Acquisitions		(240)	(118)
(21)	Purchases of property, plant and equipment		(12)	(12)
(504)	Expenditure on internally developed intangible assets		(243)	(280)
(42)	Purchase of investments		(23)	(26)
30	Gross proceeds from business disposals and sale of investments		12	66
(13)	Payments on business disposals		(8)	(12)
40	Dividends received from joint ventures and associates		8	12
(770)	Net cash used in investing activities		(506)	(370)
	Cash flows from financing activities
(1,181)	Dividends paid to shareholders	4	(824)	(851)
(15)	Distributions to non-controlling interests		(14)	(9)
232	Increase in short-term loans, overdrafts and commercial paper		609	1,036
1,125	Issuance of term debt		1,143	1,294
(621)	Repayment of term debt		(630)	(652)
(40)	Repayment of leases		(22)	(17)
2	Receipts in respect of subleases		1	1
(19)	Acquisition of non-controlling interest		(16)	-
(1,500)	Repurchase of ordinary shares	8	(1,000)	(1,750)
(76)	Purchase of shares by the Employee Benefit Trust	8	(75)	(60)
42	Proceeds on issue of ordinary shares		17	7
(2,051)	Net cash used in financing activities		(811)	(1,001)

15	Increase in cash and cash equivalents	5	97	88
	Movement in cash and cash equivalents
119	At start of period		119	131
15	Increase in cash and cash equivalents		97	88
(3)	Exchange translation differences		(5)	1
131	At end of period		211	220

RELX 2026 I Interim Results  21

Condensed consolidated financial information

Condensed consolidated statement of financial position

As at 31 December			As at 30 June
2025			2025	2026
GBPm		Note	GBPm	GBPm
	Non-current assets
7,930	Goodwill		7,800	8,101
3,072	Intangible assets		3,025	3,112
164	Investments in joint ventures and associates		182	184
131	Other investments		108	159
72	Property, plant and equipment		74	73
87	Right-of-use assets		81	107
7	Other receivables		14	-
75	Deferred tax assets		84	75
197	Net pension assets	6	178	236
62	Derivative financial instruments		45	70
11,797			11,591	12,117
	Current assets
311	Inventories and pre-publication costs		307	326
2,468	Trade and other receivables		2,157	2,341
50	Derivative financial instruments		59	28
131	Cash and cash equivalents		211	220
2,960			2,734	2,915
14,757	Total assets		14,325	15,032
	Current liabilities
4,268	Trade and other payables		3,691	4,006
7	Derivative financial instruments		7	13
1,571	Debt	5	1,942	2,343
153	Taxation		130	131
2	Provisions		4	4
6,001			5,774	6,497
	Non-current liabilities
104	Derivative financial instruments		141	110
5,696	Debt	5	5,593	6,563
405	Deferred tax liabilities		455	456
154	Net pension obligations	6	157	149
1	Other payables		11	1
6	Provisions		-	1
6,366			6,357	7,280
12,367	Total liabilities		12,131	13,777
2,390	Net assets		2,194	1,255
	Capital and reserves
264	Share capital	8	272	264
1,647	Share premium		1,622	1,654
(406)	Shares held in treasury	8	(1,660)	(2,000)
129	Translation reserve		52	294
732	Other reserves		1,894	1,026
2,366	Shareholders’ equity		2,180	1,238
24	Non-controlling interests		14	17
2,390	Total equity		2,194	1,255

Approved by the Board of RELX PLC, on 22 July 2026

RELX 2026 I Interim Results  22

Condensed consolidated financial information

Condensed consolidated statement of changes in equity

		Share capital	Share premium	Shares held in treasury	Translation reserve	Other reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm
Balance at 1 January 2025		272	1,605	(722)	567	1,759	3,481	23	3,504
Total comprehensive income for the period		-	-	-	(515)	1,009	494	3	497
Dividends paid	4	-	-	-	-	(824)	(824)	(14)	(838)
Issue of ordinary shares, net of expenses		-	17	-	-	-	17	-	17
Repurchase of ordinary shares	8	-	-	(925)	-	-	(925)	-	(925)
Purchase of shares by the employee benefit trust	8	-	-	(75)	-	-	(75)	-	(75)
Increase in share based remuneration reserve (net of tax)		-	-	-	-	38	38	-	38
Settlement of share awards		-	-	62	-	(62)	-	-	-
Acquisition of non-controlling interest		-	-	-	-	(26)	(26)	3	(23)
Exchange differences on translation of capital and reserves		-	-	-	-	-	-	(1)	(1)
Balance at 30 June 2025		272	1,622	(1,660)	52	1,894	2,180	14	2,194
Balance at 1 January 2025		272	1,605	(722)	567	1,759	3,481	23	3,504
Total comprehensive income for the year		-	-	-	(438)	2,081	1,643	13	1,656
Dividends paid	4	-	-	-	-	(1,181)	(1,181)	(15)	(1,196)
Issue of ordinary shares, net of expenses		-	42	-	-	-	42	-	42
Repurchase of ordinary shares	8	-	-	(1,600)	-	-	(1,600)	-	(1,600)
Purchase of shares by the employee benefit trust	8	-	-	(76)	-	-	(76)	-	(76)
Cancellation of shares		(8)	-	1,930	-	(1,922)	-	-	-
Increase in share based remuneration reserve (net of tax)		-	-	-	-	79	79	-	79
Settlement of share awards		-	-	62	-	(62)	-	-	-
Acquisition of non-controlling interest		-	-	-	-	(22)	(22)	3	(19)
Balance at 31 December 2025		264	1,647	(406)	129	732	2,366	24	2,390
Balance at 1 January 2026		264	1,647	(406)	129	732	2,366	24	2,390
Total comprehensive income for the period		-	-	-	165	1,189	1,354	2	1,356
Dividends paid	4	-	-	-	-	(851)	(851)	(9)	(860)
Issue of ordinary shares, net of expenses		-	7	-	-	-	7	-	7
Repurchase of ordinary shares	8	-	-	(1,600)	-	-	(1,600)	-	(1,600)
Purchase of shares by the employee benefit trust	8	-	-	(60)	-	-	(60)	-	(60)
Increase in share based remuneration reserve (net of tax)		-	-	-	-	22	22	-	22
Settlement of share awards		-	-	66	-	(66)	-	-	-
Balance at 30 June 2026		264	1,654	(2,000)	294	1,026	1,238	17	1,255

RELX 2026 I Interim Results  23

Notes to the condensed consolidated financial information

1	Basis of preparation

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as ‘RELX’ or ‘RELX Group’.

The condensed consolidated financial information has been prepared in accordance with UK adopted IAS 34 – Interim Financial Reporting and the accounting policies of RELX PLC. These accounting policies are in accordance with UK adopted International Accounting Standards and IFRS accounting standards as issued by the International Accounting Standards Board. The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 143 to 186 of the 2025 Annual Report. Differences in sub-totals in the financial statements may arise due to rounding adjustments applied during calculations.

The condensed consolidated financial information for the six months ended 30 June 2026 and the comparative amounts to 30 June 2025 are unaudited but have been reviewed. The financial information for the year ended 31 December 2025 has been abridged from the 2025 Annual Report, which has been filed with the UK Registrar of Companies for which an audit report was given that was unqualified, did not draw attention to any matter by way of emphasis and did not contain a statement made under s498 (2) or s498 (3) of the Companies Act 2006. This summary financial information does not constitute statutory accounts as defined in s434 of the Companies Act 2006.

Going concern

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the six months ended 30 June 2026. As part of the going concern assessment the directors considered the sufficiency of the group’s liquidity resources, including committed credit facilities, over the 18 month period to 31 December 2027.

Standards, amendments and interpretations

No interpretations or amendments to IFRS effective for 2026 have had a significant impact on RELX reporting in the current period.

2	Revenue, operating profit and segment analysis

RELX is a global provider of information-based analytics and decision tools for professional and business customers.

RELX operates in four business areas: Risk provides customers with information-based analytics and decision tools that combine public, licensed, contributory and proprietary data with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Scientific, Technical & Medical helps researchers and healthcare professionals advance science and improve health outcomes by combining high-quality scientific and medical information and trusted data sets with leading technology to deliver analytical tools that facilitate insights and critical decision-making; Legal helps its customers improve decision-making, achieve better outcomes and increase productivity by providing tools that combine legal, regulatory and business information with powerful analytics; and Exhibitions combines industry expertise with data and digital tools to help customers connect face-to-face and digitally, learn about markets, source products and complete transactions.

RELX’s reported segments are based on the internal reporting structure and financial information provided to the Board, considered to be the Chief Operating Decision Maker.

Adjusted operating profit is the key segmental profit measure used in assessing performance. Adjusted operating profit is reconciled to operating profit on pages 24 and 30.

RELX 2026 I Interim Results  24

Notes to the condensed consolidated financial information

2Revenue, operating profit and segment analysis (continued)

Revenue

Year ended 31 December		Six months ended 30 June
2025		2025	2026
GBPm		GBPm	GBPm
	Reported segment
3,485	Risk	1,748	1,810
2,714	Scientific, Technical & Medical	1,323	1,370
1,806	Legal	900	959
1,186	Exhibitions	581	575
399	Print & print-related activities	189	157
9,590	Total	4,741	4,871
	Geographical market
5,595	North America	2,837	2,878
2,000	Europe	956	1,018
1,995	Rest of world	948	975
9,590	Total	4,741	4,871

Year ended 31 December		Six months ended 30 June
2025		2025	2026
GBPm		GBPm	GBPm
	Analysis of revenue by type
5,190	Subscriptions	2,565	2,633
4,400	Transactional	2,176	2,238
9,590	Total	4,741	4,871

Adjusted operating profit

Year ended 31 December		Six months ended 30 June
2025		2025	2026
GBPm		GBPm	GBPm
	Reported segment
1,305	Risk	660	697
1,035	Scientific, Technical & Medical	491	519
415	Legal	188	208
410	Exhibitions	234	226
177	Print & print-related, and unallocated costs*	79	77
3,342	Total	1,652	1,727

*Includes unallocated central costs of £1m (30 June 2025: £5m, 31 December 2025: £8m)

Reconciliation of operating profit to adjusted operating profit

Year ended 31 December		Six months ended 30 June
2025		2025	2026
GBPm		GBPm	GBPm
3,027	Operating profit	1,490	1,585
	Adjustments:
248	Amortisation of acquired intangible assets	123	118
54	Acquisition and disposal related items	32	15
14	Reclassification of tax in joint ventures and associates	7	8
(1)	Reclassification of net finance (income)/costs in joint ventures and associates	-	1
3,342	Adjusted operating profit	1,652	1,727

RELX 2026 I Interim Results  25

Notes to the condensed consolidated financial information

2Revenue, operating profit and segment analysis (continued)

Depreciation and amortisation

Year ended 31 December		Six months ended 30 June
2025		2025	2026
GBPm		GBPm	GBPm
248	Amortisation of acquired intangible assets	123	118
352	Amortisation of internally developed intangible assets	173	193
26	Depreciation of property, plant and equipment	14	12
37	Depreciation of right-of-use assets	19	18
89	Amortisation of pre-publication costs	50	42
504	Total depreciation and other amortisation	256	265
752	Total depreciation and amortisation (including amortisation of acquired intangible assets)	379	383

3Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to shareholders and dividing this by the weighted average number of shares in issue.

Earnings per share

Year ended 31 December				Six months ended 30 June
2025				2025			2026
Net profit attributable to shareholders GBPm	Weighted average number of shares (millions)	EPS (pence)		Net profit attributable to shareholders GBPm	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to shareholders GBPm	Weighted average number of shares (millions)	EPS (pence)
2,065	1,834.4	112.6p	Basic earnings per share	976	1,845.1	52.9p	1,173	1,786.5	65.7p
2,065	1,843.5	112.0p	Diluted earnings per share	976	1,854.9	52.6p	1,173	1,794.1	65.4p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

4	Dividends

The 2025 final dividend of 48.0p per ordinary share amounted to £851m based on the number of ordinary shares in issue at the ex-dividend date, excluding the RELX PLC shares held in treasury by the parent company and by the Employee Benefit Trust.

On 22 July 2026 an interim dividend of 20.9p (2025: 19.5p) per ordinary RELX PLC share was declared by the directors. The expected total cost of funding this dividend is £366m, for which no liability has been recognised at the statement of financial position date. The interim dividend will be paid on 10 September 2026, with an ex-dividend date of 6 August 2026 and a record date of 7 August 2026. The Euro equivalent of the interim dividend will be announced on 27 August 2026.

Shareholders appearing on the Register of Members or holding their shares through CREST will automatically receive their dividends in pounds sterling but have the option to elect to receive their dividends in Euro. Shareholders who hold RELX PLC shares through Euroclear Nederland (via banks and brokers) will automatically receive their dividends in Euro but have the option to elect to receive their dividends in pounds sterling. The closing date for dividend currency elections is 21 August 2026. The closing date for elections in relation to participation in the company’s dividend reinvestment plans is also 21 August 2026.

RELX 2026 I Interim Results  26

Notes to the condensed consolidated financial information

5	Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

Year ended 31 December		Six months ended 30 June
2025		2025	2026
GBPm		GBPm	GBPm
3,027	Operating profit	1,490	1,585
(44)	Share of results of joint ventures and associates	(27)	(26)
752	Total depreciation and amortisation	379	383
63	Share based remuneration	34	35
815	Total non-cash items	413	418
(63)	Increase in working capital	(18)	(10)
3,735	Cash generated from operations	1,858	1,967

Reconciliation of net debt

		Six months ended 30 June
Year ended 31 December 2025		2025	Cash and cash equivalents	Debt	Derivative financial instruments in fair value hedging relationships	Cross-currency interest rate swaps not designated as hedges	Finance lease receivable	2026
GBPm		GBPm	GBPm	GBPm	GBPm	GBPm	GBPm	GBPm
(6,563)	At start of period	(6,563)	131	(7,267)	(60)	(5)	-	(7,201)

15	Increase in cash and cash equivalents	97	88	-	-	-	-	88
(232)	Increase in short-term loans, overdrafts and commercial paper	(609)	-	(1,036)	-	-	-	(1,036)
(1,125)	Issuance of term debt	(1,143)	-	(1,294)	-	-	-	(1,294)
621	Repayment of term debt	630	-	652	-	-	-	652
38	Repayment of leases	21	-	17	-	-	(1)	16
(683)	Changes in net debt resulting from cash flows	(1,004)	88	(1,661)	-	-	(1)	(1,574)
(2)	Borrowings in acquired businesses	-	-	-	-	-	-	-
(1)	Remeasurement and derecognition of leases	-	-	(2)	-	-	-	(2)
(35)	Inception of leases	(13)	-	(36)	-	-	1	(35)
(12)	Fair value and other adjustments to debt and related derivatives	(71)	-	7	(11)	31	-	27
95	Exchange translation differences	208	1	53	(2)	-	-	52
(7,201)	At end of period	(7,443)	220	(8,906)	(73)	26	-	(8,733)

Net debt comprises cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans and derivative financial instruments that are used to hedge certain borrowings. The Group monitors net debt as part of capital and liquidity management.

RELX 2026 I Interim Results  27

Notes to the condensed consolidated financial information

5	Condensed consolidated statement of cash flows (continued)

Debt by year of repayment

As at		As at 30 June
31 December 2025		2025	Debt (excluding leases)	Lease liabilities	2026
GBPm		GBPm	GBPm	GBPm	GBPm
1,571	Within 1 year	1,942	2,311	32	2,343
449	Within 1 to 2 years	443	687	18	705
709	Within 2 to 3 years	697	1,358	16	1,374
714	Within 3 to 4 years	700	1,069	14	1,083
1,065	Within 4 to 5 years	1,038	652	10	662
2,759	After 5 years	2,715	2,710	29	2,739
5,696	After 1 year	5,593	6,476	87	6,563
7,267	Total	7,535	8,787	119	8,906

The total fair value of gross debt (excluding leases) as at 30 June 2026 was £8,779m (30 June 2025: £7,439m, 31 December 2025: £7,192m).

Short-term debt bank loans, overdrafts and commercial paper were backed up at 30 June 2026 by committed bank facilities aggregating $4.1bn (£3.1bn), with $3.5bn (£2.6bn) of these facilities maturing in November 2030. At 30 June 2026, these facilities were undrawn.

In June 2026, EUR denominated term debt was issued of €750m with a fixed coupon of 3.25% and a maturity of 3 years and €750m with a fixed coupon of 3.75% and a maturity of 8 years.

6	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

Year ended
31 December		Six months ended 30 June
2025		2025	2026
GBPm		GBPm	GBPm
21	At start of period	21	43
(2)	Service cost	(6)	(1)
3	Net interest on net defined benefit balance	(5)	1
(1)	(Past service cost)/settlement credit	-	-
19	Contributions by employer	9	6
21	Actuarial gains/(losses)	(4)	42
(1)	Exchange translation differences	1	-
(17)	Impact of asset ceiling	5	(4)
43	At end of period	21	87

The net pension balance comprises:

As at
31 December		As at 30 June
2025		2025	2026
GBPm		GBPm	GBPm
3,378	Fair value of scheme assets	3,440	3,315
(3,154)	Defined benefit obligations of funded schemes	(3,257)	(3,047)
224	Net balance of funded schemes	183	268
(154)	Defined benefit obligations of unfunded schemes	(157)	(149)
(27)	Impact of asset ceiling	(5)	(32)
43	Overall net pension balance	21	87

RELX 2026 I Interim Results  28

Notes to the condensed consolidated financial information

6	Pension schemes (continued)

The net pension balance is split between net pension assets and net pension obligations as follows:

As at
31 December		As at 30 June
2025		2025	2026
GBPm		GBPm	GBPm
197	Net pension assets recognised	178	236
(154)	Net pension obligations	(157)	(149)
43	Overall net pension balance	21	87

A net pension asset has been recognised in relation to the UK and US funded schemes.

7	Taxation

The tax charge was £348m (2025: £304m). The effective tax rate was 22.8% (2025: 23.7%).

The tax charge was calculated by multiplying the profit before tax for the interim period by the best estimate of the annual tax rate expected for the full financial year, adjusted for the tax effect of certain discrete items recognised in full in the interim period. Tax rates have been estimated and individually applied to the three largest jurisdictions (UK, US and the Netherlands), which account for the majority of the Group’s total tax charge. A weighted average of tax rates was applied to the remaining jurisdictions. The weighted average statutory tax rate across all jurisdictions was 24.7% (2025: 25.3%).

8	Share capital

Year ended
31 December		Six months ended 30 June
2025		2025	2026
Shares in issue net of treasury shares		Shares in issue net of treasury shares	Shares in issue	Treasury shares	Shares in issue net of treasury shares
(millions)		(millions)	(millions)	(millions)	(millions)
	Number of ordinary shares
1,855.9	At start of period	1,855.9	1,828.1	(9.0)	1,819.1
2.2	Issue of ordinary shares	1.0	0.4	-	0.4
(39.5)	Repurchase of ordinary shares	(25.5)	-	(69.2)	(69.2)
0.4	Net release/(purchase) of shares by the Employee Benefit Trust	0.4	-	(0.5)	(0.5)
1,819.1	At end of period	1,831.8	1,828.5	(78.7)	1,749.8

RELX 2026 I Interim Results  29

Notes to the condensed consolidated financial information

9	Related party transactions

There have been no material related party transactions in the six months ended 30 June 2026 or the prior period.

10	Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

Year ended					Statement of financial
31 December 2025			Income statement		position
	Statement
Income	of financial		30 June	30 June	30 June	30 June
statement	position		2025	2026	2025	2026
1.17	1.15	Euro to sterling	1.19	1.15	1.17	1.16
1.32	1.35	US dollars to sterling	1.30	1.35	1.37	1.33

RELX 2026 I Interim Results  30

Alternative performance measures

Please see page 12 for further information on alternative performance measures (APMs) used. APMs should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. A reconciliation of alternative performance measures to relevant GAAP measures is as follows:

Year ended
31 December		Six months ended 30 June
2025		2025	2026
GBPm		GBPm	GBPm
3,027	Operating profit	1,490	1,585
248	Amortisation of acquired intangible assets	123	118
54	Acquisition and disposal related items	32	15
14	Reclassification of tax in joint ventures and associates	7	8
(1)	Reclassification of net finance (income)/costs in joint ventures and associates	-	1
3,342	Adjusted operating profit	1,652	1,727
2,750	Profit before tax	1,283	1,523
248	Amortisation of acquired intangible assets	123	118
54	Acquisition and disposal related items	32	15
14	Reclassification of tax in joint ventures and associates	7	8
5	Fair value movements on cross-currency interest swaps not designated as hedges	68	(31)
(3)	Net interest on net defined benefit pension balance	5	(1)
(9)	Disposals and other non-operating items	(3)	(43)
3,059	Adjusted profit before tax	1,515	1,589
(286)	Net interest expense	(210)	(105)
5	Fair value movements on cross-currency interest swaps not designated as hedges	68	(31)
(3)	Net interest on net defined benefit pension balance	5	(1)
1	Net finance income/(costs) in joint ventures and associates	-	(1)
(283)	Adjusted net interest expense	(137)	(138)
(672)	Tax charge	(304)	(348)
35	Deferred tax movements on goodwill and acquired intangible assets[1]	17	9
(55)	Other deferred tax credits from intangible assets[2]	(27)	(22)
(8)	Tax on acquisition and disposal related items	(3)	(2)
(14)	Reclassification of tax in joint ventures and associates	(7)	(8)
1	Tax on net interest on net defined benefit pension balance	-	-
26	Tax on disposals and other non-operating items	-	1
(1)	Tax on fair value movements on cross-currency interest rate swaps not designated as hedges	(17)	8
(688)	Adjusted tax charge	(341)	(362)
2,065	Net profit attributable to shareholders	976	1,173
	Adjustments (post-tax):
283	Amortisation of acquired intangible assets	140	127
(55)	Other deferred tax credits from intangible assets[2]	(27)	(22)
46	Acquisition and disposal related items	29	13
4	Fair value movements on cross-currency interest swaps not designated as hedges	51	(23)
(2)	Net interest on net defined benefit pension balance	5	(1)
17	Disposals and other non-operating items	(3)	(42)
2,358	Adjusted net profit attributable to shareholders	1,171	1,225
3,735	Cash generated from operations	1,858	1,967
40	Dividends received from joint ventures and associates	8	12
(21)	Purchases of property, plant and equipment	(12)	(12)
(504)	Expenditure on internally developed intangible assets	(243)	(280)
89	Payments in relation to acquisition and disposal related items	62	20
(40)	Repayment of lease principal	(22)	(17)
2	Sublease payments received	1	1
3,301	Adjusted cash flow	1,652	1,691

1 The adjusted tax charge excludes the movements in deferred tax assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on acquired goodwill and intangible assets.

2 Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

RELX 2026 I Interim Results  31

Alternative performance measures

Adjusted earnings per share

Year ended 31 December				Six months ended 30 June
2025				2025			2026
Adjusted net profit attributable to shareholders GBPm	Weighted average number of shares (millions)	Adjusted EPS (pence)		Adjusted net profit attributable to shareholders GBPm	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to shareholders GBPm	Weighted average number of shares (millions)	Adjusted EPS (pence)
2,358	1,834.4	128.5p	Adjusted earnings per share	1,171	1,845.1	63.5p	1,225	1,786.5	68.6p

RELX 2026 I Interim Results  32

Summary financial information in US dollars

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 10 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

	Six months ended 30 June
Adjusted figures	2025 USDm	2026 USDm	Change in USD	Change at constant currency	Underlying growth
Revenue	6,163	6,576	+7%	+5%	+7%
EBITDA	2,480	2,689
Operating profit	2,148	2,331	+9%	+7%	+9%
Operating margin	34.8%	35.5%
Net interest expense	(178)	(186)
Profit before tax	1,970	2,145
Tax charge	(443)	(489)
Net profit attributable to shareholders	1,522	1,654
Cash flow	2,148	2,283
Cash flow conversion	100%	98%
Earnings per share	$0.825	$0.926	+12%	+11%

Reported figures	2025 USDm	2026 USDm	Change in USD
Revenue	6,163	6,576	+7%
Operating profit	1,937	2,140	+10%
Net interest expense	(273)	(142)
Profit before tax	1,668	2,056
Tax charge	(395)	(470)
Net profit attributable to shareholders	1,269	1,584
Net margin	20.6%	24.1%
Cash generated from operations	2,415	2,655
Net debt[1]	10,197	11,615
Earnings per share	$0.688	$0.887	+29%

1 Statement of financial position exchange rates have been used to translate net debt. All other figures have been translated using the income statement exchange rates.

RELX 2026 I Interim Results  33

Business area analysis in US dollars

	Six months ended 30 June
	2025 USDm	2026 USDm	Change in USD	Change at constant currency	Underlying growth
REVENUE
Risk	2,272	2,443	+8%	+7%	+8%
Scientific, Technical & Medical	1,720	1,850	+8%	+6%	+6%
Legal	1,170	1,295	+11%	+9%	+10%
Exhibitions	755	776	+3%	+1%	+6%
Print & print-related activities	246	212
RELX Group	6,163	6,576	+7%	+5%	+7%
ADJUSTED OPERATING PROFIT
Risk	858	940	+10%	+9%	+10%
Scientific, Technical & Medical	638	701	+10%	+8%	+8%
Legal	245	281	+15%	+12%	+13%
Exhibitions	304	305	0%	-1%	+2%
Print & print-related, and unallocated costs	103	104
RELX Group	2,148	2,331	+9%	+7%	+9%

RELX 2026 I Interim Results  34

Independent review report to RELX PLC

Conclusion

We have been engaged by RELX PLC (“the Group”) to review the condensed consolidated set of financial statements in the half yearly financial report for the six months ended 30 June 2026 which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows, condensed consolidated statement of financial position, condensed consolidated statement of changes in equity and the related explanatory notes 1 to 10. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the half yearly financial report for the six months ended 30 June 2026 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with the requirements of UK adopted International Accounting Standards and IFRS accounting standards as issued by the International Accounting Standards Board. The condensed consolidated set of financial statements included in this half yearly financial report has been prepared in accordance with UK adopted International Accounting Standard 34, “Interim Financial Reporting”.

Conclusions Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE; however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half yearly financial report, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

RELX 2026 I Interim Results  35

Independent review report to RELX PLC

Auditor’s Responsibilities for the review of the financial information

In reviewing the half yearly report, we are responsible for expressing to the Group a conclusion on the condensed consolidated set of financial statements in the half yearly financial report. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the group in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the group, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP

London

22 July 2026

RELX 2026 I Interim Results  36

Directors’ responsibility statement

The directors confirm that to the best of their knowledge the condensed consolidated financial information, which has been prepared in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules (DTR) issued by the UK Financial Conduct Authority, gives a true and fair view of the assets, liabilities, financial position and profit of RELX, and that the interim management report herein includes a fair review of the information required by the DTR 4.2.7R and DTR 4.2.8R.

At the date of this statement, the directors of RELX PLC are those listed on the RELX website www.relx.com.

By order of the Board of RELX PLC

22 July 2026

N L Luff

Chief Financial Officer

RELX 2026 I Interim Results  37

Investor information

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and territories and has offices in about 40 countries. It employs more than 37,000 people around 40% of whom are in North America.

The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £43bn/€51bn/$58bn.

RELX PLC

1-3 Strand

London WC2N 5JR

United Kingdom

RELX 2026 I Interim Results  38

Investor information

Financial calendar

23 July 2026	Interim results announcement for the six months to 30 June 2026
6 August 2026	ORD Ex-dividend date – 2026 interim dividend
7 August 2026	ORD Record date – 2026 interim dividend ADR Ex-dividend date and record date – 2026 interim dividend
21 August 2026	Dividend currency and DRIP election deadline
27 August 2026	Interim dividend euro equivalent announcement date
10 September 2026	Payment date – ORD 2026 interim dividend
15 September 2026	Payment date – ADR 2026 interim dividend
22 October 2026	Trading update issued in relation to the nine months to 30 September 2026

Further information on key dates, including dividend payment dates, can be found at relx.com/investors/financial-calendar.

Listings

RELX PLC

London Stock Exchange

Ordinary shares (REL) – ISIN No. GB00B2B0DG97

Euronext Amsterdam

Ordinary shares (REN) – ISIN No. GB00B2B0DG97

New York Stock Exchange

American Depositary Shares (RELX) – CUSIP No. 759530108

Each ADR represents one ordinary share

RELX 2026 I Interim Results  39

Investor information

RELX PLC
1-3 Strand
London WC2N 5JR
United Kingdom
Tel: +44 (0)20 7166 5500
Fax: +44 (0)20 7166 5799

Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF
United Kingdom

Registrar	RELX PLC ADR Depositary
Equiniti Limited	Citibank Shareholder Services
Highdown House	PO Box 43077
Yeoman Way	Providence, Rhode Island 02940-3077
Worthing	USA
BN99 6DA	www.citi.com/dr
United Kingdom	email: citibank@shareholders-online.com
www.shareview.co.uk	Tel: +1 877 248 4327 (toll free)
Tel: 0371 384 2960	Tel: +1 781 575 4555 (outside US)
Tel: +44 121 415 7047 (callers outside the UK)

For further investor information visit:

www.relx.com
This announcement is available on the RELX website. Copies are available to the public from the registered office shown above.